Exhibit 2.2

AMENDMENT

TO

SEPARATION AGREEMENT

This AMENDMENT TO SEPARATION AGREEMENT (this “Amendment”), dated as of February 9, 2026, to the Separation Agreement, dated as of July 13, 2025 (as it may be amended, restated, and/or otherwise modified from time to time, the “Agreement”) is by and among Becton, Dickinson and Company, a New Jersey corporation (the “Company”), Waters Corporation, a Delaware corporation (“RMT Partner”), and Augusta SpinCo Corporation, a Delaware corporation (“SpinCo”). All capitalized terms used in this Amendment that are not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, in accordance with Section 10.12 of the Agreement, the Parties desire to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, and of the covenants and agreements set forth herein, the parties agree as follows:

1.	Article I of the Agreement is hereby amended to add the following definition, in the appropriate alphabetical order:

““Interim Operating Agreements” means, collectively, the Interim Operating Agreements to be entered into between one or more members of the Company Group, on the one hand, and one or more of the members of the SpinCo Group, on the other hand, and the Delayed Closing Interim Operating Agreement to be entered into among the Company, SpinCo and RMT Partner, in each case in connection with the consummation of the Distribution.”

2.	Article I of the Agreement is hereby amended to replace the definition of “Final SpinCo Cash” with the following:

““Final SpinCo Cash” shall mean (a) the SpinCo Cash as of the Cut-Off Time as determined pursuant to Section 2.11 plus (b) $1,164,669.50 (to the extent such amount has been paid by a member of the Company Group to BD Rapid Diagnostics (Suzhou) Co., Ltd. following the Effective Time).”

3.	Section 2.8(b) of the Agreement is hereby amended by the addition of the below text at the end of such section:

“In addition, the provisions of Section 2.8(a) shall not apply to any of the agreements set forth on Schedule 2.8(b) (the “Specified Intercompany Agreements”) or to any of the provisions thereof, it being expressly agreed that such Specified Intercompany Agreements shall remain in full force and effect (except as modified pursuant to this Section 2.8(b)), for the sole purpose of facilitating the compliance by the Company and the other members of the Company Group in performing under the Transition

Services Agreement and the Interim Operating Agreements (the “Specified Intercompany Agreement Purpose). Effective as of the Distribution Time and in accordance with applicable Law, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby agree that each of the Specified Intercompany Agreements shall be deemed to be automatically amended such that (i) any indemnification provisions, or other provisions which might give rise to any liability of one party to such agreement to another party, shall be deemed to be removed from the applicable agreement, (ii) the agreement shall automatically terminate (without liability of any party thereunder) at such time as it is no longer necessary to facilitate the Specified Intercompany Agreement Purpose and (iii) each other provision of any such agreement inconsistent with the Specified Intercompany Agreement Purpose shall be eliminated. The Parties agree that the Specified Intercompany Agreements are being maintained in effect solely to facilitate the Specified Intercompany Agreement Purpose, and each of SpinCo and RMT Partner does hereby remise, release and forever discharge the Company and the members of the Company Group from any liability under the Specified Intercompany Agreements. Each Party shall, at the reasonable request of the other Party(ies), document an amendment or restatement of a Specified Intercompany Agreement (the initial draft of which will be prepared by the Company) as may be reasonably necessary to effectuate the foregoing. The Parties shall cooperate in good faith following the Distribution Time to identify and enter into (the initial draft of which will be prepared by the Company) any additional agreements, arrangements, commitments or understandings (the “Additional Intercompany Agreements”) reasonably necessary to fulfill the Specified Intercompany Agreement Purpose. The terms relating to the Specified Intercompany Agreements set forth in this paragraph shall apply to Additional Intercompany Agreements mutatis mutandis.”

4.	Schedule 1.7(a) of the Agreement is hereby amended to add the following item at the end of such schedule:

“16. The office space and land located on Tullastrasse 8-12, Postfach 10 16 29, Heidelberg, 69126, Germany.”

5.	Article II of the Agreement is hereby amended to add the following as Section 2.20 of the Agreement:

“2.20. The Company and RMT Partner shall cooperate in good faith to separate the shared facilities located at each of the real properties set forth on Schedule 2.20 (the “Shared Real Property”), it being understood that with respect to each Shared Real Property, (i) RMT Partner shall bear all of the costs and expenses in connection with the separation of the Shared Real Property up to one million dollars ($1,000,000) and (ii) all costs and expenses in excess of one million dollars ($1,000,000) shall be borne fifty percent (50%) by RMT Partner and fifty percent (50%) by the Company.”

6.

No Further Modification. Except as expressly provided in this Amendment, all the terms, conditions and provisions of the Agreement remain unchanged and in full force and effect. This Amendment is limited precisely as written and shall not be deemed to modify any other term or condition of the Agreement or any of the documents referred to therein.

7.

Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Agreement to “this Agreement”, the “Agreement”, “hereunder”, “hereof” or words of like import, and each reference to the Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Agreement, will mean and be a reference to the Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Agreement or any exhibit or schedule thereto to “the date hereof” or the “date of this Agreement” shall refer to July 13, 2025.

8.

Incorporation by Reference. Sections 10.1 (Counterparts; Entire Agreement; Corporate Power), 10.3 (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial), 10.4 (Assignability), 10.5 (Third-Party Beneficiaries), 10.6 (Notices), 10.7 (Severability), 10.9 (Headings), 10.12 (Amendments), 10.13 (Interpretation) and 10.16 (Mutual Drafting; Precedence) of the Agreement are hereby incorporated herein by reference, mutatis mutandis, as if fully set forth herein.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above.

BECTON, DICKINSON AND COMPANY

By:	/s/ Vitor Roque
	Name:	Vitor Roque
	Title:	Chief Financial Officer

AUGUSTA SPINCO CORPORATION

By:	/s/ Stephanie M. Kelly
	Name:	Stephanie M. Kelly
	Title:	Vice President and Secretary

WATERS CORPORATION

By:	/s/ Udit Batra
	Name:	Udit Batra
	Title:	President and Chief Executive Officer

[Signature Page to Amendment to Separation Agreement]